EXHIBIT 11

CanAlaska Uranium Ltd.

2007 ANNUAL GENERAL AND SPECIAL MEETING

2007 Annual General and Special Meeting Materials Attached:

Notice of Meeting

Information Circular

Proxy

Supplemental Mailing List Return Card

The 2007 Annual General and Special Meeting of the shareholders of CanAlaska Uranium Ltd. is being held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3, on Wednesday, September 19, 2007, at 10:00 a.m.

CanAlaska Uranium Ltd.

2303 West 41st  Avenue

Vancouver, British Columbia, V6M 2A3

Telephone: (604) 685-1870 and Facsimile: (604) 685-6550

CANALASKA URANIUM LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of CanAlaska Uranium Ltd. (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on September 19, 2007 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended April 30, 2007, and the auditors’ report thereon.

2.

To approve and ratify the actions, deeds, and conduct of the directors on behalf of the Company since the date of the last Annual General Meeting.

3.

To appoint PricewaterhouseCoopers LLP, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

4.

To set the number of directors at six.

5.

To elect Directors for the ensuing year.

6.

To approve, by disinterested shareholders, the amendment to the Company’s stock option plan (the “Plan”) to increase the maximum number of common shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan to 21,552,571 shares.

7.

To approve, by disinterested shareholders, the potential amendment(s) to any stock options granted to Insiders.

8.

To consider and, if thought appropriate, confirm, with or without amendment, the Company’s Shareholders Rights Plan which was adopted by the Directors of the Company on June 12, 2007.

9.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 27th day of August, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

"Peter Dasler"

President & CEO

CANALASKA URANIUM LTD.

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at July 30, 2007 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of CANALASKA URANIUM LTD. (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on September 19, 2007, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

RECORD DATE

The Company has set the close of business on July 30, 2007, as the record date (the “Record Date”) for the Meeting.  The common shareholders of record, as at the Record Date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within Information Circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares

Peter Dasler	President, CEO & Director	105,800 (1)
Emil Fung	Director, VP Corporate Development	8,643
Amb. Thomas Graham Jr.	Director	Nil
Bernard Barlin	Director	Nil
Hubert Marleau	Director	Nil
Colin Bird	Director	112,500
Karl Schimann	VP Exploration	6,700
Gordon Steblin	Chief Financial Officer	Nil
Taryn Downing	Secretary	41,272
Harry Barr(3)	Former Chairman & Director	1,235,117(2)

Notes:

(1)

Of the 105,800 common shares beneficially owned by Peter Dasler, 55,000 are owned directly, 50,800 are owned by Bay Geological Inc., a  private company wholly-owned by Mr. Dasler.

(2)

Of the 1,235,117 shares beneficially owned by Harry Barr, 723,076 are held directly, 212,042 are held by 293020 BC Ltd., a private company wholly-owned by Mr. Barr and 299,999 are held by Canadian Gravity Recovery Inc. a private company wholly-owned by Mr. Barr.

(3)

Harry Barr is the former Chairman and Director of the Company.  Mr. Barr resigned from his position as Chairman and Director on June 13, 2007.

Other than as specifically discussed in this Information Circular, no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Company, with the exception that certain directors and officers have been granted stock options.

VOTING RIGHTS AND PRINCIPAL HOLDERS OF SHARES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue unlimited common shares without par value (the “shares”) of which 107,762,858 shares are issued and outstanding as of the Record Date.

A quorum for the transaction of business at the Meeting shall be two members or proxy holders representing two members or one member and a proxy holder representing another member personally present and holding or representing by proxy not less than 5% of the issued shares.

To the knowledge of the directors and executive officers of the Company, and based upon the Company’s review of the records maintained by CIBC Mellon Trust Company and insider reports filed with System for Electronic Disclosure by Insiders (SEDI), as at July 30, 2007, the following shareholders beneficially owned, directly or indirectly, or exercised control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name And Address	Number Of Shares Held	Percentage Of Issued Shares
CDS & Company(1) 25th Esplanade, Box 1038, Station A Toronto, Ontario M5E 1W5	96,516,441	89.6%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.  The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the register of shareholders maintained by the registrar and transfer agent for the Company’s shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) mean the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) mean rights, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of April 30, 2007.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Peter Dasler, President and CEO	2007 2006 2005	75,000 75,000 73,950	10,000 15,000 Nil	Nil Nil Nil	540,000 176,250 735,000	540,000 293,750 500,000	Nil Nil Nil	Nil Nil Nil
Harry Barr, Former Chairman(2)	2007 2006 2005	106,782 102,075 103,404	3,922 6,276 10,480	Nil Nil Nil	540,000 187,500 363,000	540,000 312,500 Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2007 2006 2005	31,600 26,800 23,400	2,231 3,570 4,500	Nil Nil Nil	125,000 67,500 140,000	125,000 112,500 Nil	Nil Nil Nil	Nil Nil Nil

Notes

(1)

Fees paid through a service Company.

(2)

Mr. Barr resigned from his position as the Chairman of the Company on June 13, 2007.

LTIP – Awards in Most Recently Completed Financial Year

Other than the grant of stock options pursuant to the Company’s share option plan, the Company made no LTIP awards during the most recently completed financial year.

Options/SARs Granted During the Most Recently Completed Financial Year

Details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended April 30, 2007 are set out in the following table:

Name (a)	Securities Under Option/SARs Granted (#) (b)	% of Total Options/SARs Granted in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security) (e)	Expiration Date (f)
Peter Dasler President & CEO	440,000 100,000	12.5%	$0.50 $0.74	$0.57 $0.82	Nov 16/11 Mar 30/12
Harry Barr Former Chairman	440,000 100,000	12.5%	$0.50 $0.74	$0.57 $0.82	Nov 16/11 Mar 30/12
Gordon Steblin CFO	100,000 25,000	2.9%	$0.50 $0.74	$0.57 $0.82	Nov 16/11 Mar 30/12

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended April 30, 2007 and the number and value of unexercised options as at April 30, 2007.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
Peter Dasler President & CEO	Nil	$0	1,162,500 / 1,032,500	$447,050.00 / $314,400.00
Harry Barr Former Chairman	122,500 6,700	$61,250.00 $1,072.00	897,165 / 665,000	$224,703.05 / $102,300.00
Gordon Steblin CFO	25,000 3,750	$12,750.00 $1,537.50	229,700 / 112,500	$60,600.00 / $26,900.00

Notes

(1)

Aggregate Value Realized is the difference between the market price of the Company’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Company on the TSX Venture Exchange on April 30, 2007 of $0.67 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the financial year ended April 30, 2007 no options to NEOs were cancelled or expired.

Option and SAR Repricings

During the financial year ended April 30, 2007 no options to NEOs were repriced.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended April 30, 2007, the Company did not have any contracts or arrangements which provided for compensation in the event of termination of employment or change in employment responsibilities other than:

On June 1, 1995, the Company entered into a three-year management agreement dated June 1, 1995, with the Chairman and COO.  Pursuant to the terms of this agreement compensation was set at $8,103 per month plus benefits.  The Chairman was also entitled to receive up to 20% of all stock options granted during the period that the agreement was in place.  This agreement was terminated in June 2007 with the agreed 12 month settlement and a long term bonus payment of 6 months severance.

By agreement dated June 15, 2004 as amended February 15, 2005, the Company entered into a consulting agreement with the President.  Compensation is currently $6,250 per month plus benefits.  The President will also receive 1,000,000 stock options at a purchase price of $0.10 per share, with 125,000 stock options vesting every three months over a period of two years from the commencement date.

Composition of the Compensation Committee

The Company’s Compensation Committee was comprised of Harry Barr, Hubert Marleau and Bernard Barlin as at the end of the fiscal 2007.  As of the Record Date, the Compensation Committee was comprised of Peter Dasler, Hubert Marleau and Bernard Barlin.  Applying the definition set out in section 1.4 of MI 52-110, two of the three members of the Compensation Committee are independent.  The members who are independent are Mr. Marleau and Mr. Barlin.  Mr. Dasler is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Dasler is the President and CEO of Company).

The Compensation Committee reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation and incentive options is variable.  The Company’s cash compensation to named executive officers tends to remain more or less constant, while any options are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, the grants made in previous years, the number of options that remain outstanding along with the number of options remaining issuable under the Company’s stock option plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and they are intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, when determining cash compensation to the Chairman and CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as Chairman and CEO, as well as personal risks and contributions to the Company’s success.  The Chairman and CEO receive a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing February 1, 2005 the outside directors have been remunerated as follows: $500 per quarter, $500 per directors meeting attended and $500 per committee meeting attended.

During the year ended April 30, 2007 a total of $110,704 was paid to a private company wholly-owned by Harry Barr, Chairman and Director of the Company for management services.

During the year ended April 30, 2007 a total of $85,000 was paid to a private company wholly-owned by Peter Dasler, President, CEO and Director of the Company for management services.

During the year ended April 30, 2007 a total of $87,000 was paid to Emil Fung, Director of the Company for management services.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

Plan Category	Number of shares to be issued upon exercise of outstanding options, warrants and other rights	Weighted-average exercise price of outstanding options and other rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by shareholders	23,843,447	$0.57	1,569,413
Equity compensation plans not approved by shareholders	N/A	N/A	N/A
Total	23,843,447(1)	$0.57	1,569,413 (2)

Notes

(1)

Of the 23,843,447 shares to be issued upon the exercise of options, warrants and other rights, 11,681,665 are to be issued upon the exercise of options, 12,161,782, are to be issued upon the exercise of warrants.

(2)

Of the 1,569,413 shares remaining available for future issuance, all of these shares are available to be issued under the Company’s Stock Option Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial to the current financial year ended April 30, 2007.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT CONTRACTS

No management functions of the Company are to any substantial degree performed by a person other than the directors or executive officers of the Company, except as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires that each reporting company disclose its corporate governance practices on an annual basis.  The Company’s general approach to corporate governance is summarized below.

Board of Directors

The Board is currently composed of six directors.

Independence

Section 1.4 of Multilateral Instrument 52-110 – Audit Committees (“MI 52-110”) sets out the standard for director independence.  Under MI 52-110, a director is independent if he has no direct or indirect material relationship with the Company.  A material relationship is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.  MI 52-110 also sets out certain situations where a director will automatically be considered to have a material relationship to the Company.

Applying the definition set out in section 1.4 of MI 52-110, four of the six members of the Board are independent.  The members who are independent are Hubert Marleau, Bernard Barlin, Colin Bird, Amb. Thomas Graham Jr.   Harry Barr is not independent by virtue of the fact that he was, within the past 3 years, an executive officer of the Company (Mr. Barr was the former CEO of the Company from May, 1985 to June, 2004).  Peter Dasler is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Dasler is the President & CEO of the Company).   Emil Fung is not independent by virtue of the fact that he is an executive officer of the Company (Mr. Fung is VP, Corporate Development of the Company).

In order to facilitate its exercise of independent judgment in carrying out the responsibilities of the Board of Directors, the Board ensures that a majority of independent Directors sit on all Board committees.

Other Directorships

In addition to their positions on the Board, the following Directors also serve as Directors of the following reporting issuers or reporting issuer equivalents:

Name of Director	Reporting Issuer(s) or Equivalent(s)
Bernard Barlin	Pacific North West Capital Corp. Freegold Venture Limited El Nino Ventures Inc.
Hubert Marleau

Freegold Ventures Limited

Global Capital Corp.

Global Development Resources, Inc.

GobiMin Inc.

Huntington Exploration Inc.

Knowlton Capital Inc.

Magistral Biotech Inc.

Malette Industries Inc.

Maudore Minerals Ltd

Mitec Telecom Inc.

Niocan Inc.

ORTHOsoft Inc.

Uni-Sélect Inc.

Warnex Inc.

Colin Bird	Freegold Ventures Limited Jubilee Platinum PLC Tiger Resource Finance PLC Pan African Resources PLC MIT Ventures Corp.
Peter Dasler	Nil
Amb. Thomas Graham Jr.	Cypress Fund for Peace and Security Thorium Power, Ltd. Mexco Energy Corporation
Emil Fung	Nil

Orientation and Continuing Education

Board turnover is relatively rare and, accordingly, the Company has not adopted a formalized process of orientation for new Board members.  Orientation of new directors is conducted on an ad hoc basis.

Directors are kept informed as to matters impacting, or which may impact, the Company’s operations through reports and presentations at the Board meetings.  Directors are also provided the opportunity to meet with senior management and other employees, advisors and directors, who can answer any questions that may arise.

Ethical Business Conduct

The Board has adopted a Code of Business Conduct and Ethics may be found in Item 16B of the Company’s Form 20F dated August 27, 2007 filed on SEDAR at www.sedar.com.

Nomination of Directors

Board turnover is relatively rare and accordingly the Board does not have a nominating committee or a formal procedure with respect to the nomination of directors.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members.

Board Committees

Committees of the Board are an integral part of the company’s governance structure.  There are three standing committees (the “Committees”): the Audit Committee, the Compensation Committee, the Corporate Governance Committee, established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of Hubert Marleau, Chairman of the Audit Committee, Bernard Barlin and Colin Bird who are financially literate in accordance with Section 1.5 of MI 52-110 which states that an individual is financially literate if he or she has the ability to read and understand a set of financial statements that presents a range and level of complexity of accounting issues that are generally comparable to the range and complexity of the issues that can reasonably be expected to be raised by the issuer’s financial statements.

Each of the members of the Audit Committee are independent in accordance with the standards of director independence set out under MI 52-110.

Mr. Hubert Marleau has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position with Palos Capital.

Mr. Bernard Barlin, B.Sc. (Eng.), P. Eng., C. Eng has been a director or executive officer of public companies for over 30 years.  Mr. Barlin has over 40 years experience in the mining industry and worked as a consulting metallurgist with Hudson Bay Mining and Smelter Company. He has a degree in Engineering from the University of Witwatersrand in Johannesburg, and is a registered professional engineer in Manitoba and the U.K.  Mr. Barlin is retired.

Mr. Colin Bird has been a director or executive officer of several public companies for over 25 years.  He currently holds an executive position with Lion Mining Finance.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the Audit Committee may be found in Item 16A of the Company’s Form 20F dated August 27, 2007 and filed on SEDAR at www.sedar.com.

Audit Fees

The Audit Committee must pre-approve any engagement of the external auditors for any non-audit services to the Company in accordance with applicable law and policies and procedures to be approved by the Board.  The engagement of non-audit services will be considered by the Company's Board of Directors on a case by case basis.

In the following table, “audit fees” are fees billed by the Company's external auditors for services provided in auditing the Company's annual financial statements for the subject year.  “Audit-related fees” are fees not included in audit fees that are billed by the auditors for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements.  “Tax fees” are fees billed by the auditors for professional services rendered for tax compliance, tax advice and tax planning.  “All other fees” are fees billed by the auditors for products and services not included in the foregoing categories.

The fees paid by the Company to its auditors for each of the last two fiscal years, by category, are as follows:

Financial Year Ending	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees

April 30, 2007	$31,808	Nil	Nil	Nil
April 30, 2006	$27,943	Nil	$8,650	Nil

Compensation Committee

In fiscal year ended 2007, the Board of Directors appointed a Compensation Committee composed of three directors: Harry Barr, Hubert Marleau and Bernard Barlin.  As at the Record Date, the Compensation Committee was comprised of Hubert Marleau, Bernard Barlin and Peter Dasler.  Please see the section above entitled “Composition of the Compensation Committee” for further information on this Committee.

Corporate Governance Committee

In fiscal year ended 2007, the Board of Directors appointed a Corporate Governance Committee composed of three directors: Harry Barr, Hubert Marleau, and Bernard Barlin.   As at the Record Date, the Corporate Governance Committee was comprised of Hubert Marleau, Bernard Barlin and Peter Dasler.  The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 5 (Reporting Obligations) of MI 52-110.

Advisory Board

Effective June 28, 2007, the Board of Directors of the Company appointed an Advisory Board.  The overall purpose of the Advisory Board is to provide strategic planning and guidance to the Company’s Board of Directors.  The Advisory Board is comprised of Dr. Ken Cai, Mr. Daniel Faure, and Ms. Nana Lampton.

Dr. Cai holds a Ph. D. in mineral economics from Queens University and had over 20 years of experience in mineral exploration, project evaluation, corporate finance and management.  Dr. Cai has served as President, CEO and a director of Minco Mining Gold Corporation, a public company trading on the TSX and AMEX, since February 29, 1996.

Mr. Faure is a geology graduate from the Sorbonne University of Paris.  Mr. Faure has served as a senior uranium geologist for over 38 years, of which 16 years were spent exploring Canada’s Athabasca Basin.  Mr. Faure served for over 28 years in various senior capacities with French uranium giant AREVA / Cogema (“AREVA”).  During that time, Mr. Faure led the exploration team of AREVA and was responsible for the discovery of Cigar Lake, the second largest uranium deposit in Canada.  Mr. Faure is currently the President of DF Exploration Uranium Limited, a private company engaged in uranium exploration.

Ms. Lampton is Chair and CEO of Hardscuffle, Inc., the parent of American Life and Accident Insurance Company of Kentucky, for which she holds the identical titles. She is a member of the Board of Directors of the Constellation Energy Group, which owns and operates the Calvert Cliff nuclear power plants in Maryland and Nine Mile Point and R.E. Ginna nuclear power plants in New York, and is a member of Constellation’s Committee on Nuclear Power. Ms. Lampton also serves on the International Advisory Board of Thorium Power, a company engaged in the development of non-proliferating nuclear fuels.  In addition, Ms. Lampton served three terms as a Director of The Committee of 200, an organization of leading businesswomen from around the world. Ms. Lampton is also Vice Chairman of Duff & Phelps’ DNP Income Fund, and a member, including 3 times past chair, of the Board of the Downtown Development Corporation in Louisville, Kentucky.

Environment, Health and Safety Policy

CanAlaska Uranium Ltd, and its subsidiaries explore, in an environmentally responsible manner, while maintaining a safe and healthy workplace. We are committed to the mitigate risk to achieve a high level of occupational health and safety and to the protection of the environment.

To fulfill this commitment, we are actively engaged in:

-

developing, implementing and continually improving the effectiveness of safety, health and environmental management systems, and prevention of pollution;

-

assisting staff to surpass all applicable legal and regulatory safety, health and environmental requirements, policies and codes of practice, and to work with Aboriginal peoples;

-

reducing the risk of injury or occupational health exposure;

-

developing and maintaining a culture of environmental responsibility and an awareness of the primary importance of safety and health;

-

using sustainable processes, practices, procedures and materials that avoid adverse effects on air, water and soil and maintain the environmental health of the communities in which we operate;

-

commencing the monitoring of  effectiveness and reviewing, safety, health and environmental management programs, objectives and targets; and

-

providing adequate resources for safety, health and environmental programs.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors have approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended April 30, 2007.  A copy of the Annual Report, including the audited financial statements can be found filed on SEDAR August 27, 2007 at www.sedar.com.

2.

Ratification of Acts of Directors

Management of the Company intends to propose a resolution to ratify, confirm and approve all actions, deeds and conduct of the Directors on behalf of the Company since the date of the last Annual Meeting.

3.

Appointment of Auditors

The Company’s auditors for the year ended April 30, 2006, Staley Okada & Partners entered into a transaction with PricewaterhouseCoopers LLP.  The Directors subsequently appointed PricewaterhouseCoopers LLP as the Company’s auditors for the year ending April 30, 2007.  PricewaterhouseCoopers LLP will be nominated at the Company’s Annual General Meeting for election as the Company’s auditors for the ensuing year.  Remuneration of PricewaterhouseCoopers LLP is to be determined by the Company’s Board of Directors.

4.

Set the Number of Directors

Management of the Company intends to propose a resolution to set the number of directors at six.

5.

Election of Directors

The size of the Board of Directors is currently six.

It is proposed that the below-stated nominees be elected at the Meeting as Directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each Director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees at their discretion.

The following table sets out the names of management’s nominees for election as directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at July 30, 2007.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled(1)
Bernard Barlin(2)(3)(4)(5) Hampshire, UK Director	Director (1989-present) of CanAlaska Uranium Ltd.; Director (1989-present) of Freegold Ventures Limited; Director (2000–present) of Pacific North West Capital Corp.; and Director (2004-present) of El Nino Ventures Inc.	1989	Nil
Colin Bird(2)(5) Cambridge, UK Director	Managing Director of Lion Mining Finance Ltd. (1995–present); President & Director of MIT Ventures Corp. (1996–present) and Director of various other mining companies.	1996	112,500
Hubert Marleau(2)(3)(4)(5) Montreal, Canada Director	President & CEO of Palos Capital Corp. (1998-present); Director of Freegold Ventures Limited (1996-present); Chairman of Marleau, Lemire Inc. (1989-1998) and Director of several other companies.	1996	Nil
Peter Dasler(3)(4) Ladner, BC, Canada Director	Vice President, Business Development (2003-present) of Pacific North West Capital Corp.; President and CEO (2004-present) of CanAlaska Uranium Ltd.	2006	105,800(6)
Amb. Thomas Graham Jr. Bethesda, MD Director

Ambassador Thomas Graham, Jr. is one of the world's leading experts in nuclear non-proliferation. Amb. Graham has served under four successive U.S. Presidents as a senior U.S. diplomat involved in the negotiation of every major international arms control and non-proliferation agreement for the past 35 years.  This includes the SALT, START, ABM, INF, NPT, CFE and CTBT Treaties.  Amb. Graham has served with the U.S. Arms Control and Disarmament Agency and as the Special Representative of the President of the United States for Arms Control, Non-Proliferation, and Disarmament, in which role he successfully led U.S. government efforts to achieve the permanent extension of the Nuclear Non-Proliferation Treaty.

Amb. Graham is Chairman of the Board of the Cypress Fund for Peace and Security.  He is also Chairman of the Board of Mexco Energy Corporation (MXC) and Executive Chairman of Thorium Power, Ltd. (THPW.OB).  Amb. Graham received an A.B. in 1955 from Princeton and a J.D. in 1961 from Harvard University.  He is a member of the Kentucky, District of Columbia and New York Bars and is a member of the U.S. Council on Foreign Relations.  He has taught as an adjunct professor at the University of Virginia Law School, Georgetown School of Foreign Service, Georgetown University Law Center, Stanford University, University of California at Berkeley and the University of Washington.

		2007	Nil

Emil Fung North Vancouver, BC Canada Director

Mr. Fung began his career as a design engineer of Canadian nuclear reactors and entered investment banking in the mid-80’s where he headed mergers and acquisitions for Toronto Dominion Securities in New York City.  During the 90's, Mr. Fung pursued his entrepreneurial interests in Asia where he founded several media, telecoms and entertainment companies and acted as a restructuring advisor to one of Korea’s largest conglomerates.  He later formed a venture capital fund to invest exclusively in entrepreneurial start-ups in China.  Mr. Fung returned to Canada in 2003 with a view to bridge the growing gap between resource-hungry Asian economies and the commodity riches of Canada.  He teamed with CanAlaska early in 2005 to advance the company's corporate development efforts.  Mr. Fung is a B.A.Sc. graduate of the University of Toronto and also holds an M.B.A. from the Schulich School of Business at York University.

	2007	8,643

Notes:

(1)

This information has been furnished by the respective Directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 105,800 shares beneficially owned by Peter Dasler, 55,000 are held directly and 50,800 are held by Bay Geological Inc. a private company wholly-owned by Mr. Dasler.

Bernard Barlin, and Colin Bird are also Directors of Freegold Ventures Limited and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Freegold Ventures Limited.

Bernard Barlin is also a Director of Pacific North West Capital Corp. and as a member of the Board of Directors of such company, will be empowered to vote the shares of Pacific North West Capital Corp.

6.

Amendment to Stock Option Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX Venture Exchange) will be asked to approve, by simple majority of the disinterested shareholders, the amendment to the Company’s Stock Option Plan (the “Plan”) to increase the maximum number of shares of the Company which may be allocated for issuance pursuant to incentive stock options under the Plan from 15,450,578 to 21,552,571 shares.  Both shareholder approval and TSX Venture Exchange approval are required before the amendment to the Plan may be implemented.

Purpose of Resolution

The Plan currently provides that the aggregate number of shares of the Company that may be issued under the Plan shall not exceed 15,450,578 shares.  As of the Record Date, 11,681,665 shares issuable under the Plan have been issued or reserved for issuance as follows:

Shares issued upon exercise of incentive stock options	-	2,199,500
Shares reserved for issuance pursuant to unexercised incentive stock options	-	11,681,665
Unallocated shares available for future grants of incentive stock options	-	1,569,413
TOTAL		15,450,578

The Company believes that awards under the Plan are an effective means of rewarding corporate and individual performance.  To provide the Company with the continued flexibility of granting such awards under the Plan, the Company is seeking approval from disinterested shareholders at the Meeting to increase the number of shares of the Company issuable under the Plan to a maximum of 21,552,571 shares, representing 20% of the issued and outstanding shares of the Company as at the Record Date.

7.

Amendments to Stock Options Granted to Insiders

TSX Venture Exchange policy requires that listed companies obtain the approval of disinterested shareholders for reductions in the exercise prices of previously-granted incentive stock options if the optionee is an insider (as that terms is defined in the policies of the TSX Venture Exchange) of the listed company at the time of the proposed amendment, prior to the exercise of such options.  This policy provides that such disinterested shareholder approval must take place at a meeting of the shareholders.

Although the Company has not reduced the exercise price of any incentive stock options held by insiders since its last Annual General Meeting, held September 20, 2006, the approval of disinterested shareholders will be sought at the Meeting for any reductions in the exercise prices of previously-granted incentive stock options held by insiders at the time of any such proposed reduction.

8.

Confirmation of Rights Plan

Background to the Rights Plan

On June 12, 2007, the Board adopted a Shareholders Rights Plan (the “Rights Plan”).  The Company and CIBC Mellon Trust Company (the “Rights Agent”) entered into a Shareholders Rights Plan Agreement dated June 12, 2007 (the “Rights Plan Agreement”).  The principal terms of the Rights Plan are summarized below under “Summary of the Rights Plan”.  At the Meeting, shareholders of the Company will be asked to consider, and if deemed advisable confirm, with or without variation, the Rights Plan Resolution, the text of which is set out below, for the implementation of the Rights Plan.  A copy of the Rights Plan Agreement is attached as Schedule A to this Information Circular.  All capitalized terms used in this section of the Information Circular have the meanings set forth in the Rights Plan Agreement unless otherwise indicated.

The Company has reviewed the Rights Plan for conformity with current practices of Canadian companies with respect to shareholder protection rights plans.  The Company believes that the Rights Plan preserves the fair treatment of shareholders and is consistent with current best Canadian corporate practices.

The Rights Plan does not reduce the duty of the Board to act honestly, in good faith and in the best interests of the Company and its shareholders, and to consider on that basis any offer made, nor does the Rights Plan alter the proxy mechanisms to change the Board, create dilution on the initial issue of the rights or change the way in which shares trade.  The Board is not aware of, nor is the Board seeking confirmation of the Rights Plan in anticipation of, any pending or threatened take-over bid or offer for the shares of the Company.  The Board does not have any current intention of implementing any other proposal having an anti take-over effect.

The Rights Plan has been submitted to and conditionally approved by the TSX Venture Exchange.  The adoption of the Rights Plan remains subject to final TSX Venture Exchange approval.

Objectives of the Rights Plan

The principle objectives of the Rights Plan are to ensure that, in the event that a bid for control of the Company is made pursuant to an acquisition of the Voting Shares, the Board has sufficient time to explore and develop alternatives for maximizing shareholder value and to provide adequate time for competing bids to be tabled.  From the shareholders’ perspective, the Rights Plan ensures that shareholders have enough time to properly assess the bid and ensures that shareholders have an equal opportunity to participate in such a bid.

In approving the Rights Plan, the Board considered the following concerns inherent in the existing legislative framework governing take-over bids in Canada:

Time.  Current legislation permits a take-over bid to expire in 35 days.  The Board is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and to make a reasoned and unhurried decision.  The Rights Plan provides a mechanism whereby the minimum expiry period for a take-over bid must be 60 days after the date of the bid and the bid must remain open for a further period of 10 Business Days after the Offeror publicly announces that the shares deposited or tendered and not withdrawn constitute more than 50% of the Voting Shares outstanding held by Independent Shareholders (generally, shareholders other than the Offeror or Acquiring Person, their Associates and Affiliates, the persons acting jointly or in concert with the Offeror or Acquiring Person).  The Rights Plan is intended to provide shareholders with adequate time to properly evaluate the offer and to provide the Board with sufficient time to explore and develop alternatives for maximizing shareholder value.  Those alternatives could include, if deemed appropriate by the Board, the identification of other potential bidders, the conducting of an orderly auction or the development of a corporate restructuring alternative which could enhance shareholder value.

Pressure to Tender.  A shareholder may feel compelled to tender to a bid that the shareholder considers to be inadequate out of concern that failing to tender may result in the shareholder being left with illiquid or minority discounted shares in the Company.  This is particularly so in the case of a partial bid for less than all shares of a class, where the bidder wishes to obtain a control position but does not wish to acquire all of the Voting Shares.  The Rights Plan provides a shareholder approval mechanism in the Permitted Bid provision which is intended to ensure that a shareholder can separate the tender decision from the approval or disapproval of a particular take-over bid.  By requiring that a bid remain open for acceptance for a further 10 Business Days following public announcement that more than 50% of the Voting Shares held by Independent

Shareholders have been deposited, a shareholder’s decision to accept a bid is separated from the decision to tender, lessening the undue pressure to tender typically encountered by a shareholder of a corporation that is the subject of a take-over bid.

Unequal Treatment.  While existing securities legislation has substantially addressed many concerns of unequal treatment, there remains the possibility that control of a corporation may be acquired pursuant to a private agreement in which a small group of shareholders dispose of shares at a premium to market price which premium is not shared with other shareholders.  In addition, a person may slowly accumulate shares through stock exchange acquisitions which may result, over time, in an acquisition of control without payment of fair value for control or a fair sharing of a control premium among all shareholders.  To ensure that shareholders receive equal treatment, the Rights Plan applies to all acquisitions of greater than 20% of Voting Shares.

General Impact of the Rights Plan

By implementing the Rights Plan, it is not the intention of the Board to secure the continuance of existing directors or management in office, nor to avoid a bid for control of the Company.  The rights of shareholders to seek a change in the management of the Company as per the provisions of the British Columbia Business Corporations Act or to influence or promote action of the Board of the Company in a desired direction will not be hindered by the Rights Plan.  A take-over bid which satisfies the Permitted Bid provisions of the Rights Plan will not trigger the Rights Plan, whether or not the bid is acceptable to the Board.

Canadian securities regulators have indicated that so long as the board is actively and realistically seeking value-maximizing alternatives, shareholder rights plans serve a legitimate purpose.  Generally, the board of directors of a company confronted with an unsolicited take-over bid is not allowed to maintain a shareholder rights plan indefinitely to keep a bid from the shareholders.

The Rights Plan will not interfere with the daily operations of the Company.  The issuance of the Rights does not in any way alter the financial condition, impede business plans or alter the financial statements of the Company.  Similarly, the Rights Plan will not initially dilute or affect the trading of the shares.  However, if a Flip-In Event occurs (as more fully described below) and the Rights separate from the Voting Shares, reported earnings per share and reported cash flow per share on a fully-diluted basis may be affected.  In addition, holders of Rights not exercising their Rights after a Flip-In Event may suffer substantial dilution.

In summary, the dominant effect of the Rights Plan will be to enhance shareholder value and ensure equal treatment of all shareholders in the context of an acquisition of control of the Company.

Shareholder Approval

The Rights Plan requires that, at the first annual or special meeting of holders of Voting Shares of the Company held not later than six months from the date of the Rights Plan, the Rights Plan be confirmed by resolution passed by a majority of greater than 50% of the votes cast by shareholders who vote in respect of such confirmation.

The text of the ordinary resolution required to confirm the Rights Plan (the “Rights Plan Resolution”) is set out below:

“RESOLVED AS AN ORDINARY RESOLUTION THAT:

1.

the Rights Plan as set forth in the Rights Plan Agreement dated as of June 12, 2007, between the Company and CIBC Mellon Trust Company, a copy of which has been tabled at this meeting, and the issuance of all rights issued pursuant to such Rights Plan Agreement, is hereby confirmed;

2.

the actions of the directors of the Company in adopting the Rights Plan and in executing and delivering the Rights Plan be and are hereby confirmed; and

3.

any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the intent of this resolution.”

If the Rights Plan is not confirmed at the Meeting, then the Rights Plan and all rights issued thereunder will be of no further force and effect.  The Board has not determined what further action, if any, it would take if the Rights Plan is not confirmed at the Meeting.

The Board reserves the right to alter any terms of or not to proceed with the Rights Plan at any time prior to the Meeting in the event that the Board determines, in light of subsequent developments, that to do so is in the best interests of the Company and its shareholders.

Recommendation of the Board

The Board has concluded that the continuation of the Rights Plan is in the best interests of the Company and our shareholders.  Accordingly, the Board unanimously recommends that the Shareholders ratify, confirm and approve the Rights Plan by voting FOR the Rights Plan Resolution at the Meeting.  Unless instructed otherwise, the persons named in our form of proxy will vote FOR the Rights Plan Resolution.

Summary of the Rights Plan

The principle terms of the Rights Plan are summarized below.  The following is only a summary of certain provisions of the Rights Plan and is qualified in its entirety by the provisions of the Rights Plan Agreement.  A shareholder or other interested party may obtain a copy of the Rights Plan Agreement by contacting the President of the Company at 2303 West 41st Avenue, Vancouver, British Columbia, Canada, or by accessing the Company’s publicly filed documents, including the Rights Plan Agreement, on SEDAR at www.sedar.com.

Term

The Effective Date of the Rights Plan is June 12, 2007.  The term of the Rights Plan is ten years, subject to reconfirmation by the shareholders every three years.

Triggering of the Rights Plan

The Rights Plan is triggered when an attempt is made by a Person to become the Beneficial Owner of more than 20% of the Voting Shares of the Company.  In becoming the Beneficial Owner of 20% or more of the Company’s Voting Shares, the Person becomes an Acquiring Person.  Such a transaction is called a Flip-In Event and is described in further detail below.

Issuance of Rights

The Rights Plan attaches a right (a “Right”) to each Voting Share.  Each Right entitles the registered holder to purchase one share at the Exercise Price equal to five times the Market Price of the shares.  Any Rights held by the Company or any of its Subsidiaries shall be void.  The Rights are only exercisable from after the Separation Time and before the Expiration Time.

Evidence of Rights and Transferability

Until the Separation Time, the Rights will be evidenced by the certificate associated with the Common Shares registered in the name of the holder thereof and will be transferable only together with the associated Common Shares.

From and after the Separation Time and prior to the Expiration Time, the registration and transfer of Rights shall be separate from and independent of the Common Shares.  Accordingly, Rights Certificates, separate from the Common Share certificates, will be issued to the respective holders pursuant to the terms and conditions of the Rights Plan.

Exercisable Period:  Separation Time to Expiration Time

The Rights are only exercisable from the Separation Time.  Generally speaking, the Rights Plan defines the latter term as eight Trading Days after the earlier of (i) the first date the Take-over Bid was publicly announced or (ii) the date the intent by a Person to commence a Take-over Bid was publicly announced; and (iii) such later date as may be determined by the Board.  If a Take-over Bid is withdrawn prior to the Separation Time, it shall be deemed to never have been made.  The Expiration Time is generally considered to be the date the Rights Plan is terminated.

Acquiring Person

In general, an Acquiring Person is a Person who is the Beneficial Owner of 20% or more of the Company’s outstanding Voting Shares.  Excluded from the definition of “Acquiring Person” are the Company, and any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or more or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition.  The definitions of “Voting Share Reduction”, “Permitted Bid Acquisition”, “Exempt Acquisition”, “Convertible Security Acquisition” and “Pro Rata Acquisition” are set out in the Rights Plan.

However, in general:

(a)

“Voting Share Reduction” means an acquisition or redemption by the Company of Voting Shares or any other transaction which increases Beneficial Ownership to more than 20%;

(b)

a “Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(c)

an “Exempt Acquisition” includes a share acquisition in respect of which the Board has waived the application of the Rights Plan;

(d)

“Convertible Security Acquisition” means an acquisition of Voting Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition; and

(e)

a “Pro Rata Acquisition” means an acquisition of Voting Shares or Convertible Securities as a result of a Dividend Reinvestment Acquisition, stock dividend, a stock split or other similar event, acquired on the same pro rata basis as all other holders of Voting Shares.

Also excluded from the definition of “Acquiring Person” are underwriters or members of a banking or selling group acting in connection with a distribution of securities by way of prospectus or private placement, and a Person in its capacity as an Investment Manager, Trust Company, Administrator, nominee of a securities depository, pension fund or Plan, Statutory Body or Crown agent or agency (provided that such person is not making or proposing to make a Take-over Bid) or a holder of a security pursuant to a Permitted Lock-Up Agreement.

Flip-In Event

A Flip-In Event is defined as a transaction in which any Person becomes an Acquiring Person.  When a Flip-In Event occurs the registered holder of the said Rights is given the right to purchase that number of Common Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-In Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be subject to adjustment in accordance with the Rights Plan).  For example, if at that time the Exercise Price is $150 and the Common Shares have a Market Price of $30, the holder of each Right would be entitled to receive $300 in market value of Common Shares (10 Common Shares) for $150, i.e., at a 50% discount.

However, pursuant to the Rights Plan, any and all Rights held by an Acquiring Person become void upon the occurrence of a Flip-In Event thereby rendering any take-over bid, other than a Permitted Bid or a Competing Permitted Bid, prohibitively expensive for the Acquiring Person.  In other words, mechanisms of the Rights Plan are such that any person looking to acquire more than 20% of the Voting Shares must do so via a Permitted Bid or a Competing Permitted Bid.  The intended overall effect is to ensure that shareholders obtain the full and fair value of their shares and that adequate time is provided to review the proposed take-over.

Permitted Bid

A Permitted Bid is a Take-over Bid made by an Offeror by way of a circular that also complies with the following provisions:

(a)

the Take-over Bid is made to all holders of Voting Shares as registered on the books of the Company, other than the Offeror;

(b)

the Take-over Bid contains an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid and only if more than 50% of the Voting Shares held by Independent Shareholders shall have been tendered and not withdrawn;

(c)

the Take-over Bid must provide that Voting Shares may be deposited at any time during the bid period and that any Common Shares so deposited may be withdrawn at any time during such period; and

(d)

if more than 50% of the Voting Shares held by Independent Shareholders have been tendered pursuant to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Voting Shares under the Take-over Bid, the Take-over Bid will remain open for deposits and tenders of Voting Shares for an additional ten Business Days to allow holders of Voting Shares who did not tender initially to take advantage of the bid if they so choose.

Competing Permitted Bid

A Competing Permitted Bid means a Take-over Bid made while another Permitted Bid is in existence and that satisfies all of the provisions of a Permitted Bid except that the Voting Shares that are the subject of the Take-over Bid may be taken up or paid for on a date which is not earlier than the later of 21 days, as opposed to 60 days as required in a Permitted Bid, after the date of the Take-over Bid or the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that is then in existence for the Voting Shares.

Certain Canadian Federal Income Tax Consequences

The Company will not be considered to have earned any additional income for the purposes of the Income Tax Act (Canada) (the “ITA”) solely as a result of the issuance of the Rights.

Under the ITA, the issuance of Rights to a recipient could be considered to be a taxable benefit, the value of which is required to be included in computing the income of a Canadian resident recipient or may be subject to withholding tax in the case of a recipient who is a “non-resident” for the purposes of the ITA.  No amount in respect of the value of a Right is required to be included in computing the income of a Canadian resident taxpayer, or is subject to withholding tax, if the Rights do not have any value as at their date of the issue.  The Company believes that the Rights had and will have negligible value when issued, there being only a remote possibility that the Rights will ever be exercised.  Nevertheless, the belief of the Company regarding the value of the Rights as at their date of issue is not binding on the Canada Revenue Agency.  A holder of Rights could be subject to tax under the ITA if the Rights are exercised.  A holder of Rights may also be subject to tax under the ITA in respect of the proceeds of disposition of such Rights.

This statement is of a general nature only and is not intended to constitute, nor should it be construed to constitute, legal or tax advice to any particular holder of shares.  Shareholders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

Eligibility for Investment

At the Separation Time, the Rights will be “qualified investments” under the ITA for registered retirement savings plans, registered education savings plans, registered retirement income funds and deferred profit sharing plans provided that: (i) the shares of the capital stock of the Company are listed on a prescribed stock exchange in Canada (which includes the TSX Venture Exchange) and (ii) the Company deals at arm’s length for the purposes of the ITA with each person who is an annuitant, a beneficiary, an employer or a subscriber under the governing plan or plan trust.

ADDITIONAL INFORMATION

Additional information relating to the Company is available concerning the Company and its operations on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 27th day of August, 2007.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter Dasler”

Peter Dasler

President & CEO